Exhibit (a)(11)

AMENDMENT TO STOCK OPTION CERTIFICATE

(for Option with Grant Date of July 20, 2000 and
Exercise Price per Share of $27)

WHEREAS, a stock option was granted to you under the CA, Inc. (formerly Computer Associates International, Inc.) 1991 Stock Incentive Plan (the “Plan”) with an option date of July 20, 2000 and an exercise price per share of $27.00 (the “Option”);

[WHEREAS, the Option was characterized as an “incentive stock option” on the Stock Option Certificate provided to you that evidenced the Option](1);

WHEREAS, CA, Inc. (the “Company”) recently determined that, for accounting and tax purposes, the Option was granted to you on a subsequent date when the closing price of the Company’s common stock was significantly higher than the exercise price provided under the Option; and

WHEREAS, the Company provided you with an opportunity to cancel the last vesting installment of the Option in exchange for a new option pursuant to an option exchange offer that was launched on or around November 7, 2006; and

WHEREAS, you elected to participate in the exchange offer and accept the new option;

NOW, THEREFORE,

1.  The last vesting installment of your Option (representing 30% of the shares underlying the Option) is hereby canceled, effective as of [DATE] and the aggregate number of shares that may be acquired pursuant to the Option is decreased by the amount covered by the last installment;

2.  The Option is characterized from its date of grant as a “non-qualified” or “non-statutory” stock option[, rather than as an “incentive stock option”]1; and

3.  Except as described above, all of the other terms and conditions of the Option shall remain in full force and effect.

IN WITNESS WHEREOF, CA, Inc. has caused this Amendment to be executed by its President and CEO.

CA, INC.

By:	John Swainson
President and Chief Executive Officer

(1) To be included if Eligible Option was originally characterized as an incentive stock option.